

June 3, 2011

Via Email
Shehzad Peermahomed
President
Salient Products Corporation
6455 Avenida Wilfredo
La Jolla, CA 92037

    Re: Salient Products Corporation
             Amendment No.1 to Registration Statement on Form S-1
             Filed June 2, 2011
             File No. 333-173508

Dear Mr. Peermahomed:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Specifically, we note your registration statement does not include an updated consent from your independent registered public accounting firm.

For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing an amendment to correct the deficiency.

If you have any questions regarding the foregoing, please contact Jan Woo, Attorney-Advisor, at 202-551-3453. Should you thereafter require further assistance, you may contact me at 202-551-3499.

             Sincerely,

             /s/ Kathleen Collins

             Kathleen Collins
             Accounting Branch Chief

cc: Via Email
       Diane Dalmy